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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ

                         INTERDEALER QUOTATION SYSTEM

                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE

               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17

                             OR 15d-17 THEREUNDER

                        Vector Aeromotive Corporation
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                (Exact name of issuer as specified in charter)

              7601 Centurion Parkway, Jacksonville, Florida 32256
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                   (Address of principal executive offices)

                               (904) 645-0505
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                Issuer's telephone number, including area code


                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

        Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security  Common Shares $.01 per value per share
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2. Number of shares outstanding before the change   43,043,199
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3. Number of shares outstanding after the change   53,043,199
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4. Effective date of change     January 24, 1996
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5. Method of change:

        Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

           Private Placement
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        Give brief description of transaction  Private Placement of 10,000,000
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        Common Shares
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                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change
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2. Name after change
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3. Effective date of charter amendment changing name
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4. Date of shareholder approval of change, if required
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Date February 1, 1996                    /s/ D. Peter Rose
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                                            D. Peter Rose
                                            President